SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of August, 2002

                     CIBA SPECIALTY CHEMICALS HOLDING INC.

            (Exact name of Registrant as specified in its charter)

                              Klybeckstrasse 141
                                  4002 Basel
                                  Switzerland

                   (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


      Form 20-F x                                  Form 40-F
               ---                                           ---


          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes                                          No  x
          ---                                         ---


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))

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                     CIBA SPECIALTY CHEMICALS HOLDING INC.

On August 21, 2002, Ciba Specialty Chemicals Holding Inc., Basel, a stock corporation (the "Company"), issued a News Release regarding its Half Year Results 2002. A copy of the News Release and the Half Year Report 2002 are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated by reference herein.



Forward-looking Statements:

Forward-looking statements and information contained in the attached news release and report are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward- looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings; pricing strategies of competitors; introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate products from its vendors on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs; and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.


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                                 EXHIBIT INDEX


     Exhibit      Description

       99.1       News Release: Half Year Results 2002, dated August 21, 2002

       99.2       Half Year Report 2002




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                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Ciba Specialty Chemicals Holding Inc.
                                    -------------------------------------
                                    (Registrant)



Date  August 21, 2002            By /s/ Oliver Strub     /s/ Max Dettwiler
      ---------------               -------------------------------------------
                                    Oliver Strub         Max Dettwiler
                                    Senior Corporate     Head Taxes & Corporate
                                     Counsel              Law

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